Exhibit 11.1
ETHICS AND CONDUCT POLICY
RULES OF CONDUCT FOR THE FINANCIAL EXECUTIVES OF TELEFONICA BRASIL
Following the guidelines objective to set determined standards of conduct for the people that hold positions of responsibility related to the finances of about Communication and Control any other Regulation that has a similar content that is in place in the Company.
1.Scope of Application.
1.1The present Code will be applicable to the following people:
a)To the President, the Chief Executive Officer and Vice Presidents of the Company and corresponding positions of its controlled companies; and
b)To the Executives of the Company and each of its controlled companies that work in the following areas: finance (capital markets, treasury, financing, investor relations, accounting and accounting consolidatiTherefore, besides those mentioned in the previous item, in this list are also included all the employees of the Company with any other position that has similar responsibility over the areas mentioned above.
2.Principles of Conduct.
2.1.The people affected by these rules must:
•When performing their duty, act with honesty and integrity, avoiding real or apparent situations of conflict of interest in their personal or professional relationships.
•When performing their duty, comply with all legislations, regulations, dispositions and local and international rules that are applicable for performing their duties and specially those regulations related to the stock markets, and in specific, the ones related to the use of insiders information and manipulation of the market.
2.2.In a situation of conflict of interests, they must act in an upright and honest way at all times, with loyalty to Group and its shareholders, independently of their own inteanyway, they must abstain to intervene or take part in the decision taking process that may affect people or entities with whom may exist conflicts and they will also abstain to agree with the classified information that affects such conflict.

2.3.Without prejudice of the exposed above, the people affected by there rules must comply with the dispositions and specifically with the obligations of communication related to conflicts of interests, included in other rules and internal regulations that licy for Disclosure of Relevant Facts or Acts of the Company or the Internal Rule of Conduct in subjects related to the Stock Market, or even, other rules of similar content, and still must:
•When performing their duties, act with due diligence and loyalty, complying with all the internal control rules existing in the Company, so that the information disclosed to the markets is timely, complete, accurate, true, precise and clear, guarantying both the interests of the shareholders and investors, as well as the demands of the market authorities in which the securities issued by the Company are traded.
•Respect the confidentiality of the information to which they may have access when performing their duties, except when its disclosure is authorized, or legally required. Under any circumstance such information will be used for their own benefit.
3.Communication of suspicion of illegal or disloyal conduct
3.1Group, grants a huge importance to the complying of the present Rules of Conduct. Therefore, no exception to its compliance will be accepted under any circumstance.
3.2In case any of the people affected by these rules becomes aware of any fact that may be susceptible to be qualified as a violation of them or of the current legislation, he must inform it to the General Director of Internal Audit, who will keep an archive of communications of this nature.
3.3The General Director of Internal Audit will inform the Audit and Control Commission of all the communications he receives, so this Committee can determine the necessary measure to be adopted in any case.
4.Coming into effect
4.1.The present Rules of Conduct will come into effect 30 (thirty days) after their approval.
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